Exhibit 99.1
Contacts:

Michael Earley	Al Palombo
Metropolitan Health Networks, Inc.	Metropolitan Health Networks, Inc.
Chairman & CEO	SVP Corporate Communications
(561) 805-8500	(561) 805-8511
mearley@metcare.com	apalombo@metcare.com
CONTINUCARE SHAREHOLDERS VOTE TO APPROVE ACQUISITION BY
METROPOLITAN HEALTH NETWORKS
Transaction Expected to Close on or About the End of the Third Quarter
BOCA RATON, FL, August 23, 2011 — Metropolitan Health Networks, Inc. (“Metropolitan” or “MetCare”) (NYSE AMEX: MDF) today announced that it had been informed by Continucare Corporation (“Continucare”) that its shareholders voted for and approved Metropolitan’s proposed acquisition of Continucare. Metropolitan expects to close the Continucare acquisition on or about the end of September.
Commenting on the expected timing for closing, Metropolitan’s Chief Executive Officer, Michael Earley indicated, “We had hoped to conclude the merger financing and merger well ahead of the schedule anticipated by the financing commitment letter. However, as a result of recent capital market conditions, we are now projecting a closing date more consistent with the timeline contemplated by the commitment letter.”
Definitive Merger Agreement with Continucare Corporation:
On June 27, 2011, Metropolitan announced that it entered into a definitive merger agreement providing for the merger of Continucare with and into a wholly-owned subsidiary of Metropolitan in a cash and stock transaction valued at approximately $416 million at the time of the announcement. The merger is subject to the satisfaction of the closing conditions contained in the merger agreement. The transaction will create a company that is expected to provide care to over 68,000 Medicare Advantage, Medicaid, and commercial customers, operating in 18 Florida counties, including the Daytona, Miami, Ft. Lauderdale, West Palm Beach, and Tampa metropolitan areas. The combined company will initially own 31 primary care medical practices, and utilize a network of more than 450 contracted, independent primary care practices. In addition to Humana, the combined companies will have Medicare Advantage risk and non-risk contracts with other providers as well as contracts with Medicaid providers.
Under the terms of the merger agreement, each outstanding share of Continucare common stock will receive $6.25 per share in cash, and 0.0414 of a share of Metropolitan common stock, which, based upon the share price at the time of announcement, is equal to approximately $0.20. The exact value of the consideration per share will depend on Metropolitan’s share price at closing. Metropolitan expects to issue up to approximately 2.7 million shares in connection with the pending transaction. The merger agreement also provides for the vesting and cancellation of all Continucare stock options and payment of $6.45 in cash per outstanding option, less the exercise price of the option.
Metropolitan has obtained an underwritten financing commitment, dated June 26, 2011, from General Electric Capital Corporation in connection with the pending transaction. SunTrust Bank and SunTrust Robinson Humphrey, Inc. (collectively. “SunTrust”) were added as Joint Lead Arranger and Syndication Agent to the financing commitment on August 2, 2011. These funds, in addition to Metropolitan’s and Continucare’s projected future cash balances, are expected to be sufficient to finance the cash consideration to Continucare stockholders.

About Metropolitan Health Networks, Inc.:
Metropolitan is a growing health care organization that provides comprehensive health care services for Medicare Advantage members and other patients in Florida. To learn more about Metropolitan Health Networks, Inc. please visit its website at www.metcare.com
Forward Looking Statements:
Except for historical matters contained herein, statements made in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may”, “will”, “to”, “plan”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, or “continue” or the negative other variations thereof or comparable terminology, are intended to identify forward-looking statements. In addition, statements regarding the prospects for our business and/or our industry as a whole are forward looking statements.
Investors and others are cautioned that a variety of factors, including certain risks, may affect our business and cause actual results to differ materially from those set forth in the forward-looking statements. These risk factors include, without limitation, (i) our proposed merger with Continucare may not be consummated for a number of reasons, including as a result of the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, and we will incur significant fees and expenses regardless of whether the merger is consummated; (ii) if the merger with Continucare is not consummated under certain specified circumstances, we may be required to pay Continucare a termination fee of up to $12 million, plus up to $1.5 million in fees and expenses; (iii) the satisfaction of the closing conditions pursuant to the merger agreement with Continucare; (iv) our ability to complete the required financing in connection with the merger as contemplated by our financing commitment from General Electric Capital Corporation and SunTrust, and the availability of other cash balances in an amount sufficient to pay the cash consideration pursuant to the merger agreement; (v) our ability to integrate the acquired operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the merger and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that Continucare fails to meet its expected financial and operating targets; (vi) the potential for diversion of management time and resources in seeking to complete the merger and integrate Continucare’s operations; (vii) our potential failure to retain key employees of Continucare; (viii) the impact of our significantly increased levels of indebtedness as a result of the merger on our funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (ix) the potential for dilution to our shareholders as a result of the merger; (x) our ability to operate pursuant to the terms of our debt obligations, including our obligations under financing undertaken to complete the merger; (xi) the calculations of, and factors that would impact the calculations of, the acquisition price in accordance with the methodologies of the provisions of the authoritative guidance for business combinations, the allocation of this acquisition price to the net assets acquired, and the effect of this allocation on future results, including our earnings per share, when calculated on a GAAP basis; (xii) our ability to meet our cost projections under various provider agreements with Humana; (xiii) our failure to accurately estimate incurred but not reported medical benefits expense; (xiv) pricing pressures exerted on us by managed care organizations and the level of payments we indirectly receive under governmental programs or from other payors; (xv) a loss of any of our significant contracts or our ability to increase the number of Medicare eligible patient lives we manage under these contracts; (xvi) our still limited ability to predict the direct and indirect effects of the health care reform laws adopted in 2010; (xvii) future legislation and changes in governmental regulations; (xviii) the impact of Medicare Risk Adjustments on payments we receive from Humana. We are also subject to the risks and uncertainties described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2010, and our Quarterly Report on For m 10-Q for the quarter ended June 30, 2011.

Additional Information about the Continucare Transaction:
This press release shall not constitute an offer of any securities for sale. In connection with the pending transaction with Continucare, Metropolitan has filed with the SEC a Registration Statement on Form S-4 (File no. 333-175433) that includes a proxy statement of Continucare that also constitutes a prospectus of Metropolitan. Continucare has mailed the definitive proxy statement/prospectus to its stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Metropolitan and Continucare with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents filed by Metropolitan and Continucare with the SEC may also be obtained for free by accessing Metropolitan’s website at www.metcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing Continucare’s website at www.continucare.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Metropolitan, 777 Yamato Road, Suite 510, Boca Raton, Florida 33431, Attention: Al Palombo, or to Continucare, 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126, Attention: Fernando Fernandez.